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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                         (Amendment No._______________)*


                             AFC Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00104Q107
                 --------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.       00104Q107
           ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. Identification Nos. of above persons (entities only)

      FS Equity Partners III, L.P.

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a)  X
                                                                (b)

------------------------------------------------------------------------------
      SEC Use Only
 3


------------------------------------------------------------------------------
      Citizenship or Place of Organization
 4
      Delaware

------------------------------------------------------------------------------
                          Sole Voting Power
                     5
     Number of

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      6
                          6,471,103  (See Item 4)
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     7
    Reporting

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          8
                          6,471,103 (See Item 4)
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
 9
      6,471,103 (See Item 4)
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
10
                                                                    [_]

------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (9)
11
      21.3% (See Item 4)

------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
12
      PN

------------------------------------------------------------------------------

  CUSIP NO.       00104Q107
           ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. Identification Nos. of above persons (entities only)

      FS Capital Partners, L.P.
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a)  X
                                                                (b)

------------------------------------------------------------------------------
      SEC Use Only
 3


------------------------------------------------------------------------------
      Citizenship or Place of Organization
 4
      California

------------------------------------------------------------------------------
                          Sole Voting Power
                     5
     Number of

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      6
                          6,471,103  (See Item 4)
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     7
    Reporting

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          8
                          6,471,103 (See Item 4)
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
 9
      6,471,103 (See Item 4)
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
10
                                                                    [_]

------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (9)
11
      21.3% (See Item 4)

------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
12
      PN

------------------------------------------------------------------------------

  CUSIP NO.       00104Q107
           ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. Identification Nos. of above persons (entities only)

      FS Holdings, Inc.

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a)  X
                                                                (b)

------------------------------------------------------------------------------
      SEC Use Only
 3


------------------------------------------------------------------------------
      Citizenship or Place of Organization
 4
      California

------------------------------------------------------------------------------
                          Sole Voting Power
                     5
     Number of

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      6
                          6,471,103  (See Item 4)
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     7
    Reporting

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          8
                          6,471,103 (See Item 4)
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
 9
      6,471,103 (See Item 4)
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
10
                                                                    [_]

------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (9)
11
      21.3% (See Item 4)

------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
12
      CO

------------------------------------------------------------------------------

Item 1.

          (a) The name of the Issuer is AFC Enterprises, Inc., a Minnesota corporation (the "Issuer").

          (b) The principal executive offices of the Issuer are located at Six Concourse Parkway, Suite 1700, Atlanta, Georgia 30328.

Item 2.

          (a) The names of the persons filing this statement are: FS Equity Partners III, L.P. ("FSEP III"), FS Capital Partners, L.P. ("Capital Partners") and FS Holdings, Inc. ("Holdings" and, together with FSEP III, and Capital Partners, the "Filing Persons").

          (b) Each of FSEP III, Capital Partners and Holdings has its principal business office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

          (c) FSEP III is a Delaware limited partnership. Capital Partners is a California limited partnership. Holdings is a California corporation.

          (d) This Schedule 13G relates to the Common Stock, $0.01 par value per share of the Issuer.

          (e)  The CUSIP number of the Common Stock is 00104Q107.

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  [ ]  An investment adviser in accordance with
                    (S)240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

          (j)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

The Filing Persons believe that there were 30,367,221 shares of Common Stock outstanding as of December 31, 2001. Based on such number of outstanding shares, the Filing Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

FSEP III reports direct holdings of 6,471,103 shares of Common Stock (21.3%). By virtue of being the sole general partner of FSEP III, Capital Partners may be deemed to have shared voting and dispositive power with respect to those 6,471,103 shares of Common Stock. By virtue of being the sole general partner of Capital Partners, Holdings may be deemed to have shared voting power and shared dispositive power with respect to those 6,471,103 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.   Identification and Classification of Members of the Group

Please see Item 2 and Item 4.

Item 9.   Notice of Dissolution of Group

N/A

Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002

                                       FS EQUITY PARTNERS III, L.P.
                                       By:  FS Capital Partners, L.P.
                                       Its: General Partner
                                            By:  FS Holdings, Inc.
                                            Its:  General Partner

                                                 /s/ John M. Roth
                                                 ------------------------------
                                                 John M. Roth

                                       FS CAPITAL PARTNERS, L.P.
                                       By:  FS Holdings, Inc.
                                       Its: General Partner


                                            /s/ John M. Roth
                                            -----------------------------------
                                            John M. Roth
                                            Vice President

                                       FS HOLDINGS, INC.


                                       /s/ John M. Roth
                                       ---------------------------------------
                                       John M. Roth
                                       Vice President